EURODRY LTD.
4 Messogiou & Evropis Street
151 24 Maroussi Greece

May 21, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-7010

Re:	EuroDry Ltd. Registration Statement on Form F-1 (No. 333-224732)
Ladies and Gentlemen:
The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-1, filed with the U.S. Securities and Exchange Commission on May 8, 2018, be accelerated so that it will be made effective at 9:00 a.m. Eastern Time on May 23, 2018, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrant is aware of its obligations under the Act.
If you have any questions regarding the foregoing, please contact Anthony Tu-Sekine (202-737-8833) of Seward & Kissel LLP.

Sincerely, EuroDry Ltd.

By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer

cc:  Anthony Tu-Sekine, Esq., Seward & Kissel LLP